Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON
HERBERT M. WACHTELL
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
JOHN F. SAVARESE
SCOTT K. CHARLES
ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
CRAIG M. WASSERMAN
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
DOUGLAS K. MAYER
MICHAEL J. SEGAL
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
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STEVEN A. COHEN
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DEBORAH L. PAUL
DAVID C. KARP
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MARK GORDON
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JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
MARTIN J.E. ARMS
GREGORY E. OSTLING
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JOSHUA M. HOLMES
DAVID E. SHAPIRO
51 WEST 52ND STREET
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TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN	LEONARD M. ROSEN
PETER C. CANELLOS	MICHAEL W. SCHWARTZ
THEODORE GEWERTZ	ELLIOTT V. STEIN
THEODORE A. LEVINE	J. BRYAN WHITWORTH
ALLAN A. MARTIN	AMY R. WOLF

COUNSEL

MICHELE J. ALEXANDER ADRIENNE ATKINSON DIANNA CHEN ANDREW J.H. CHEUNG DAMIAN G. DIDDEN PAMELA EHRENKRANZ	ELAINE P. GOLIN PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN IAN L. LEVIN HOLLY M. STRUTT
Direct Dial: (212) 403-1225
Direct Fax: (212) 403-2225
E-Mail: SJSeligman@wlrk.com
September 24, 2008
LOUIS J. BARASH
J. AUSTIN LYONS
LORI S. SHERMAN
JEFFREY C. FOURMAUX
ANTE VUCIC
IAN BOCZKO
LAURYN P. GOULDIN
MATTHEW M. GUEST
DAVID E. KAHAN
MARK A. KOENIG
DAVID K. LAM
MICHAEL S. WINOGRAD
KATHRYN GETTLES-ATWA
DANIELLE L. ROSE
BENJAMIN M. ROTH
DAVID M. ADLERSTEIN
SHIRI BEN-YISHAI
JOSHUA A. FELTMAN
STEPHEN M. FRANCIS
JONATHAN H. GORDON
EMIL A. KLEINHAUS
ADIR G. WALDMAN
AREF H. AMANAT
B. UMUT ERGUN
EVAN K. FARBER
VICTOR GOLDFELD
MICHAEL KRASNOVSKY
SARAH A. LEWIS
GARRETT B. MORITZ
JOSHUA A. NAFTALIS
MEREDITH L. TURNER
YELENA ZAMACONA
KARESSA L. CAIN
WILLIAM EDWARDS
JAMES R. GILMARTIN
ADAM M. GOGOLAK
JONATHAN GOLDIN
CATHERINE HARDEE
DANIEL E. HEMLI
CARRIE Z. MICHAELIS
GORDON S. MOODIE
JOHN A. NEUMARK
MICHAEL ROSENBLAT
LINDSAY R. SELLERS
DONGJU SONG
AMANDA L. STRAUB
BRADLEY R. WILSON
NATHANIEL L. ASKER
FRANCO CASTELLI
DAVID B. FEIRSTEIN
ROSS A. FIELDSTON
DAVID FISCHMAN
JESSE E. GARY
SCOTT W. GOLENBOCK
ROBERT J. JACKSON, JR.
CAITH KUSHNER
GRAHAM W. MELI
JOSHUA M. MILLER
JASAND MOCK
OPHIR NAVE
GREGORY E. PESSIN
CARRIE M. REILLY
ERIC ROSENSTOCK
ANGOLA RUSSELL
WON S. SHIN
JEFFREY UNGER
MARK F. VEBLEN
CARMEN WOO
ANDREW M. WOOLF
STELLA AMAR
ADRIAN L. BELL
BENJAMIN R. CARALE
DONALD P. CASEY
DOUGLAS R. CHARTIER
LAUREN COOPER
RODMAN K. FORTER
JEFFREY D. HOSCHANDER
VINCENT G. KALAFAT
JENNIFER R. KAMINSKY
LAUREN M. KOFKE
JONATHON R. La CHAPELLE
EDWARD J. LEE
SABASTIAN V. NILES
BRANDON C. PRICE
MICHAEL SABBAH
JOEY SHABOT
JUSTIN T. SEVIER
SHLOMIT WAGMAN
C. LEE WILSON
RACHEL A. WILSON
ALISON M. ZIESKE
MICHAEL S. BENN
CHRISTINA O. BRODERICK
JAMES D. CUNEO
SHAUN J. MATHEW
JASON S. OH
JUSTIN S. ROSENBERG
JANE VANLARE
AUSTIN T. WITT

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005
Re:	Rohm and Haas Company Amendment No.1 to Preliminary Proxy Statement on Schedule 14A Filed September 3, 2008 File No. 001-03507
Dear Ms. Long:
     On behalf of our client, Rohm and Haas Company (“Rohm and Haas”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated September 17, 2008, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Rohm and Haas, The Dow Chemical Company (“Dow”) and Goldman Sachs & Co. (“Goldman Sachs”) regarding the Staff’s comments relating to Rohm

Wachtell, Lipton, Rosen & Katz
Pamela A. Long
Securities and Exchange Commission
September 24, 2008

and Haas, Dow and Goldman Sachs, respectively. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
     With this letter, Rohm and Haas is filing Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”). We are providing supplementally the Staff of the Division of Corporation Finance six copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes since the filing of Amendment No. 1 to the Preliminary Proxy Statement on September 3, 2008. All page references in the responses set forth below are to the pages of the version of Amendment No. 2 marked by the financial printers. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.
The Merger, page 18
Opinion of Rohm and Haas’s Financial Advisor, page 24
Premium Comparison of Selected Transactions, page 29
1.	We note your response to comment seven in our letter dated August 25, 2008, particularly the explanation as to how Goldman Sachs selected the transactions for its premium comparison of selected transactions analysis. Please add this explanation to the “Premium Comparison of Selected Transactions” discussion in the proxy statement.

Response: The disclosure on page 30 has been revised to reflect the Staff’s comment.
Interests of Rohm and Haas’s Directors and Executive Officers in the Merger, page 31
Arrangements with Dow Chemical, page 34
2.	We note your response to comment 11 in our letter dated August 25, 2008 regarding the terms and conditions of Dr. Brondeau’s employment with Dow Chemical. Please revise the “Arrangements with Dow Chemical” discussion in the proxy statement to indicate that the terms and conditions of Dr. Brondeau’s employment with Dow Chemical have not yet been determined and will be subject to the approval of the compensation committee of the board of directors of Dow Chemical.

Response: The disclosure on page 34 has been revised to reflect the Staff’s comment.

Wachtell, Lipton, Rosen & Katz
Pamela A. Long
Securities and Exchange Commission
September 24, 2008

*          *          *
     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1225.

Very truly yours,
/s/Stephanie J. Seligman

Stephanie J. Seligman

Enclosures

cc:	Robert A. Lonergan, Esq. Rohm and Haas Company Scott D. Petepiece, Esq. Shearman & Sterling LLP